UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_______to_______

Commission File Number: 001-37552

WillScot 401(k) Plan
(Full title of plan)

WillScot Holdings Corporation
(Name of the issuer of the securities held pursuant to the plan)

6400 East McDowell Road, Suite 300
Scottsdale, Arizona 85257
(Address of principal executive office of the issuer)

WILLSCOT 401(k) PLAN
Financial Statements and Supplemental Schedule
As of December 31, 2025 and 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

WillScot Holdings Corporation Retirement Plan Committee and Plan Participants
WillScot 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the WillScot 401(k) Plan (the Plan) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2020.

Owings Mills, Maryland
June 25, 2026

10200 Grand Central Avenue · Suite 250 · Owings Mills · Maryland 21117 · P 410.584.0060 · F 410.584.0061

WillScot 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
Assets
Investments - at fair value, participant directed	$326,316,320	$277,564,053
Notes receivable from participants	8,047,996	6,979,170
Employer contributions receivable	458,412	23,862
Net Assets Available for Benefits	$334,822,728	$284,567,085

The accompanying notes are an integral part of these financial statements.

WillScot 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2025
Investment income:
Net appreciation in fair value of investments	$38,646,078
Interest and dividends	9,983,770
Total investment income	48,629,848

Interest income on notes receivable from participants	637,976

Contributions:
Employer	14,560,277
Participants	25,601,400
Rollovers	4,896,383
Total contributions	45,058,060
Total	94,325,884

Benefits paid to participants	(43,430,068)
Administrative expenses	(640,173)
Total	(44,070,241)

Net increase	50,255,643
Net Assets Available for Benefits, Beginning of Year	284,567,085
Net Assets Available for Benefits, End of Year	$334,822,728

The accompanying notes are an integral part of this financial statement.

WillScot 401(k) Plan
Notes to the Financial Statements
NOTE 1 - Description of Plan
General
The WillScot 401(k) Plan (the "Plan") is a defined contribution plan sponsored by Williams Scotsman, Inc. (the "Company" or the "Plan Sponsor"). WillScot Holdings Corporation is the ultimate parent of the Plan Sponsor. The Plan covers substantially all employees of the Company who meet certain employment requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company as Plan Administrator has delegated to the William Scotsman, Inc. Retirement Plan Committee (the "Committee") general responsibility for the control, management, and administration of the Plan. The Committee determines the appropriateness of the Plan's investment offerings, monitors investment performance, and reports to the Company.
On November 18, 2024, the Plan was amended to change its name from the WillScot Mobile Mini 401(k) Plan to the WillScot 401(k) Plan.
The following is a brief description of the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
Contributions
Each year, participants may contribute to the Plan up to 90% of eligible compensation and up to 100% of the participants' performance bonuses as pre-tax and/or Roth contributions, as described in the Plan document and subject to Internal Revenue Code (the "IRC") limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants are not permitted to make after-tax contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. In the absence of direction from the participant, the account is invested in an age-appropriate target date fund.
All eligible employees, as defined in the Plan, may begin contributing to the Plan after one month of employment. All newly eligible employees are automatically enrolled in the Plan at a deferral rate of 3% of eligible compensation following an election period during which the employee may either opt out of the Plan or choose a salary deferral percentage in the manner prescribed by the Plan Administrator. Unless the participant elects otherwise, participants who are automatically enrolled in the Plan have their deferral rate automatically increase by 1% each year to a maximum rate of 6%.
The Company makes a matching contribution equal to 100% of the first 3% of employees' contributions and 50% of the next 3% of participants' contributions. The matching contribution can be invested into various investment options offered by the Plan at participant's discretion. The Company may also make a non-elective contribution, which is allocated to each eligible participant in the same ratio that each eligible participant's compensation for the Plan year bears to the total compensation of all eligible participants for the Plan year. During the year ended December 31, 2025, the Company did not make a non-elective contribution to the Plan. Contributions are subject to certain Internal Revenue Service ("IRS") limitations.
Participant Accounts
Each participant's account is credited with the participant's contributions and Company matching contributions, as well as allocations of the Company's non-elective contributions and Plan earnings or losses. Participant accounts are charged with an allocation of plan administrative expenses. Allocations are based on participant's earnings, account balances, or specific participant transactions, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their rollover contributions, qualified non-elective contributions, deferral contributions, and any earnings thereon. Generally, participants become fully vested with respect to employer contributions upon completion of two years of service as defined in the Plan document.
Forfeited Accounts
As of December 31, 2025 and 2024, available forfeited non-vested accounts were $632,980 and $485,040, respectively. Forfeitures are retained in the Plan and are used in accordance with Plan provisions. During the year ended December 31, 2025, $865,172 from these accounts was used to pay administrative expenses and reduce employer contributions.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance less the highest outstanding loan balance during the prior twelve-month period. Each participant is only allowed to apply for one loan each year and have only one loan outstanding at any given time. The loans are secured by the balance in the participant's account. Loan terms range from five years up to 10 years for the purchase of a principal residence. All loans bear a reasonable rate of interest as determined by the Plan Administrator based on prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest are paid through payroll deductions.
Benefit Payments
Participants or their beneficiaries are eligible for distributions upon termination, retirement, disability, or death. Participants have the right to designate the method of payment of retirement benefits within the limitations specified in the Plan. Participants are also eligible for certain types of in-service withdrawals specified in the Plan. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.
Plan Termination
The Company reserves the right to terminate the Plan at any time by taking appropriate action as circumstances may dictate. In the event of Plan termination, each participant will become 100% vested in their accounts. The Plan Administrator will facilitate the distribution of account balances in single lump sum payments to each participant in accordance with plan provisions until all assets have been distributed.
Administrative Expenses
Administrative expenses consist of but are not limited to recordkeeping, accounting, legal and trustee services. General plan administrative expenses may be paid by the Plan or from participant accounts. Participants are responsible for a loan setup fee of $75 and an annual loan maintenance fee of $25.

NOTE 2 - Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Committee determines the Plan's valuation policies utilizing information provided by the Plan's investment advisory and the Plan trustee. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) in fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed as incurred. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Contributions
Participant contributions are recorded in the period that the Company makes payroll deductions from eligible Plan participants. Employer contributions are recognized in the period in which they become obligations of the Company.
Payment of Benefits
Benefits and withdrawals are recorded when paid.
Administrative Expenses
Expenses of maintaining the Plan may be paid by the Plan or by participants, generally being paid by the Plan through forfeiture accounts. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation/(depreciation) of fair value of investments.

NOTE 3 - Investments
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.
Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).
The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability; and
•inputs that are derived principally from or corroborated by observable market data by correlation or other means
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset's or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2025 and 2024.
•Mutual funds and money market funds: Valued at the daily closing price as reported by the fund. Mutual funds and money market funds held by the Plan are open-end funds registered with the United States of America ("U.S.") Securities Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds and money market funds held by the Plan are deemed to be actively traded.
•Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
•Collective investments trusts: Valued at NAV of the underlying investments by the issuer of the funds based on the fund managers’ estimate of the individual closing price of the funds on the last day of the Plan year as quoted by the applicable fund issuer. The collective trust funds' estimated value is NAV, exclusive of the adjustment to contract value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, which the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2025 and 2024:

	Assets at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total
Mutual funds and money market funds	$317,541,573	$—	$—	$317,541,573
WillScot Holdings Corporation common stock fund	1,277,764	—	—	1,277,764
Total assets in the fair value hierarchy	$318,819,337	$—	$—	318,819,337
Investments measured at net asset value(a)
Collective investment trusts				7,496,983
Total assets measured at fair value				$326,316,320

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Mutual funds and money market funds	$269,589,475	$—	$—	$269,589,475
WillScot Holdings Corporation common stock fund	2,317,424	—	—	2,317,424
Total assets measured at fair value	$271,906,899	$—	$—	271,906,899
Investments measured at net asset value(a)
Collective investment trusts				5,657,154
Total assets measured at fair value				$277,564,053

(a)
In accordance with Subtopic 820-10 of ASC 820, Fair Value Measurement, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The Plan is invested in the Great Gray Trust Stable Value Fund Class R1 ("Great Gray Stable Value Fund") and the John Hancock Disciplined Value Mid Cap Trust Class B4 ("John Hancock Disciplined Value Mid Cap Trust") as of December 31, 2025. The Great Gray Stable Value Fund is a collective investment trust that seeks to preserve principal and achieve high current income through a diversified portfolio of high-quality investment contracts. The John Hancock Disciplined Value Mid Cap Trust is a collective investment trust that seeks to provide long-term growth of capital and current income.
Fair Value of Investments in Entities that Use NAV
The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2025 and 2024:

Investment	2025	2024	Unfunded Commitment	Redemption Frequency (if currently eligible)	Redemption Notice Period
Great Gray Stable Value Fund (a)	$5,325,780	$5,657,154	None	Daily	None
John Hancock Disciplined Value Mid Cap Trust (b)	$2,171,203	$—	None	Daily	None

(a)
The Great Gray Trust Stable Value Fund Class R1 seeks to achieve its objective by investing in the Putnam Stable Value Fund which consists of a variety of high-quality guaranteed investment contracts and similar contracts issued by insurance companies, banks and other financial institutions The fund also invests up to 75% of its assets in security-backed investment contracts, including separate account products of insurance companies.

(b)	The John Hancock Disciplined Mid Cap Trust Class B4 Fund seeks to achieve its objective by investing in equity securities of U.S. and non U.S. issuers, including, without limitation, American depositary receipts ("ADRs") of non U.S. issuers, that are denominated in dollars and trade in U.S. markets, including, without limitation, on U.S. exchanges or in the over the counter market.
Transfers Between Levels
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

NOTE 4 - Parties in Interest and Related Party Transactions
The Plan holds investments in common stock of WillScot Holdings Corporation, the ultimate parent of the Plan Sponsor, and in funds managed by affiliates of Fidelity Management Trust Company ("Fidelity"), the custodial trustee of the Plan. Income on investments in Fidelity funds are at the same rates as non-affiliated holders of these securities and, as such, these transactions qualify as exempt party-in-interest.

NOTE 5 - Income Tax Status
The Plan was designed using a pre-approved plan document which received an opinion letter from the IRS dated June 30, 2020, that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC, and the Plan is qualified, and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the U.S. require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS and state jurisdictions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2022.

NOTE 6 - SECURE 2.0
In December 2022, the Setting Every Community Up for Retirement Enhancement Act (“SECURE 2.0”) introduced a series of mandatory and optional changes affecting qualified retirement plans. Several of these provisions became or were already operationally effective for the Plan during the 2025 plan year, including an increase to the Plan's maximum catch-up contribution limit for participants attaining ages 60 to 63. Formal Plan amendments reflecting these changes are not required until December 31, 2026. The Plan Sponsor intends to adopt all required amendments within the prescribed timeframe.

WillScot 401(k) Plan
Schedule H, Line 4i- Schedule of Assets (Held at End of Year)
As of December 31, 2025
EIN: 52-0665775, Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of issue	Description of investments	Current value
	Mutual Funds and Money Market Funds
	American Funds	American Funds New Perspective R6 Fund	$2,487,443
	DFA	DFA International Core Equity Portfolio Institutional Class	5,680,996
	DFA	DFA U.S. Targeted Value Portfolio Institutional Class	1,288,308
	DFA	DFA Emerging Markets Core Equity Fund	2,692,141
	Dodge & Cox	Dodge & Cox Income Fund Class X	5,643,641
*	Fidelity	Fidelity 500 Index	24,058,436
*	Fidelity	Fidelity Contrafund K6 Fund	8,718,585
*	Fidelity	Fidelity Mid Cap Index Fund	6,319,993
*	Fidelity	Fidelity Real Estate Index	525,608
*	Fidelity	Fidelity Small Cap Index	1,540,599
*	Fidelity	Fidelity Total International Index	1,460,395
*	Fidelity	Fidelity Large Cap Growth Index Fund	11,675,728
*	Fidelity	Fidelity Government Money Market Fund Class K6	642,581
	T. Rowe Price	T. Rowe Price Small-Cap Stock Fund	1,524,736
	Vanguard	Vanguard Equity Income Fund Admiral Shares	4,912,974
	Vanguard	Vanguard Total Bond Market Index Fund Admiral Shares	1,469,271
	Vanguard	Vanguard Target Retirement Income Fund	1,863,831
	Vanguard	Vanguard Target Retirement 2020 Fund Investor Shares	6,013,861
	Vanguard	Vanguard Target Retirement 2025 Fund Investor Shares	20,141,923
	Vanguard	Vanguard Target Retirement 2030 Fund Investor Shares	32,027,563
	Vanguard	Vanguard Target Retirement 2035 Fund Investor Shares	42,236,163
	Vanguard	Vanguard Target Retirement 2040 Fund Investor Shares	33,198,072
	Vanguard	Vanguard Target Retirement 2045 Fund Investor Shares	33,214,631
	Vanguard	Vanguard Target Retirement 2050 Fund Investor Shares	30,255,387
	Vanguard	Vanguard Target Retirement 2055 Fund Investor Shares	18,464,242
	Vanguard	Vanguard Target Retirement 2060 Fund Investor Shares	13,815,086
	Vanguard	Vanguard Target Retirement 2065 Fund Investor Shares	4,629,738
	Vanguard	Vanguard Target Retirement 2070 Fund Investor Shares	1,039,641
	Total Mutual Funds and Money Market Funds		317,541,573

	Collective Investment Trusts
	Great Gray Trust Company	Great Gray Stable Value Fund Class R1	5,325,780
	John Hancock	John Hancock Disciplined Value Mid-Cap Trust Class B4	2,171,203
	Total Collective Investment Trusts		7,496,983

	Common Stock
*	WillScot Holdings Corporation	WillScot Holdings Corporation Common Stock Fund	1,277,764
*	Participants	Participant Loans**	8,047,996
	Total Investments at Fair Value		$334,364,316
(d) Historical cost is omitted as all investments are participant directed.
* Indicates a party-in-interest in the Plan.
** Interest rates range from 4.25% through 9.50% with various maturity dates through November 2035.

Exhibit Index
Exhibit filed with Form 11-K for the year ended December 31, 2025:

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm

Signature
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WillScot 401(k) Plan

Date: June 25, 2026	By:	/s/ MATTHEW T. JACOBSEN
Matthew T. Jacobsen
Chief Financial Officer (Principal Financial Officer and Duly Authorized Signing Officer)